Exhibit 3.4

Exhibit I Got A Gal

Series Designation of

Series I Got A Gal, a series of Commonwealth Thoroughbreds LLC

In accordance with the Amended and Restated Limited Liability Company Agreement of Commonwealth Thoroughbreds LLC (the “Company”) dated as of September 27, 2019 (the “LLC Agreement”) and upon the execution of this Exhibit I Got A Gal by the Company and Commonwealth Markets, Inc. in its capacity as Managing Member of the Company and Initial Member of Series I Got A Gal, a series of Commonwealth Thoroughbreds LLC (“Series I Got A Gal”), this exhibit shall be attached to, and deemed incorporated in its entirety into, the LLC Agreement as “Exhibit I Got A Gal”.

References to Sections and Articles set forth herein are references to Sections and Articles of the LLC Agreement, as in effect as of the effective date of establishment set forth below.

Name of Series	Series I Got A Gal, a series of Commonwealth Thoroughbreds LLC

Effective date of establishment	August 2, 2021

Managing Member

Commonwealth Markets, Inc., is hereby appointed as the Managing Member of Series I Got A Gal and shall continue to act as the Managing Member of Series I Got A Gal until dissolution of Series I Got A Gal pursuant to Section 12.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE XI.

Initial Member	Commonwealth Markets, Inc.

Series Asset

The Series Assets of Series I Got A Gal shall comprise a 33% interest in a two-year old filly by Pioneerof the Nile out of Desert Illusion by Unbridled’s Song which will be acquired by Series I Got A Gal upon the close of the Initial offering, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series I Got A Gal from time to time, as determined by the Managing Member in its sole discretion.

Management Fee

A fee of up to 15% of the purchase price of the Series Asset will be paid to the Manager from the offering proceeds at closing as compensation for identifying, investigating, evaluating, and managing the acquisition of a Thoroughbred asset.

In addition, as compensation for the services provided by the Manager, during a Series Thoroughbred’s racing career the Manager will be paid a fee equal to 10% of  net winnings after fees customarily withheld from purses by the horsemen’s bookkeeper prior to distribution of net purses earned, which will become due and payable to the Manager when released by the track at which the race took place and the purse was earned. After the Series Thoroughbred retires from racing, the Manager will be paid a quarterly fee equal to 10% of any Free Cash Flow generated by the Series, payable at the time there is a distribution of Free Cash Flow to Unit Holders of the Series, as described in Distribution Rights below.

Purpose	As stated in Section 2.4

Issuance	Subject to Section 6.3(a)(i), the maximum number of Series I Got A Gal Units the Company can issue is 2,966.

Number of Series I Got A Gal Units held by the Managing Member and its Affiliates	The Managing Member, together with its affiliates, must hold a minimum of 2% and may hold up to a maximum of 10% of the Series I Got A Gal Units as of the closing of the Initial Offering.

Broker	Dalmore Group, LLC

Brokerage Fee	1% of the offering proceeds.

Preference Designation	No Preference Designation shall be required in connection with the issuance of Series I Got A Gal Units.

Voting

Subject to Section 3.5, the Series I Got A Gal Units shall entitle the Record Holders thereof to one vote per Unit on any and all matters submitted to the consent or approval of Members generally. No separate vote or consent of the Record Holders of Series I Got A Gal Units shall be required for the approval of any matter, except as required by the Delaware Act or as provided elsewhere in the LLC Agreement (including this Series Designation).

The affirmative vote of the holders of not less than a majority of the Series I Got A Gal Units then Outstanding shall be required for:

● any amendment to the LLC Agreement (including this Series Designation) that would adversely change the rights of the Series I Got A Gal Units;

● mergers, consolidations or conversions of Series I Got A Gal or the Company; and

● all such other matters as the Managing Member, in its sole discretion, determines shall require the approval of the holders of the Outstanding Series I Got A Gal Units voting as a separate class.

Notwithstanding the foregoing, the separate approval of the holders of Series I Got A Gal Units shall not be required for any of the other matters specified under Section 13.1.

Splits	There shall be no subdivision of the Series I Got A Gal Units other than in accordance with Section 3.7.

Organizational Fee

3% of the proceeds received from the offering of the Series I Got A Gal Units payable to reimburse the Manager for legal, accounting and compliance expenses incurred by the Manager to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the Series I Got A Gal Units and all subsequent offerings.

Other rights

Holders of Series I Got A Gal Units shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series I Got A Gal Units.

Officers	There shall initially be no specific officers associated with Series I Got A Gal, although, the Managing Member may appoint Officers of Series I Got A Gal from time to time, in its sole discretion.

Aggregate Ownership Limit	10% (26.6% in case of the Managing Member, together with its affiliates)

Minimum Units	One (1) Unit per Member

Fiscal Year	As stated in Section 9.2

Information Reporting	As stated in Section 9.1(c)

Termination	As stated in Section 12.1(b)

Liquidation	As stated in Section 12.3

Amendments to this Exhibit I Got A Gal	As stated in Article XIII

Executed as of August 2, 2021.

COMMONWEALTH THOROUGHBREDS LLC

By:	Commonwealth Markets, Inc., as managing member

By:	/s/ Brian Doxtator

Title: Chief Executive and Chief Financial Officer